AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 22, 1997

                                                    REGISTRATION NO. ___________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                                 ---------------


                            PARADIGM TECHNOLOGY, INC.
             (Exact name of registrant as specified in its charter)

         Delaware                                    770140882-5
(State or other jurisdiction of         (I.R.S. Employer Identification No.)
 incorporation or organization)

                                694 Tasman Drive
                               Milpitas, CA 95035
                                 (408) 954-0500
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 MICHAEL GULETT
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            PARADIGM TECHNOLOGY, INC.
                                694 Tasman Drive
                               Milpitas, CA 95035
                                 (408) 954-0500
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


                                    COPY TO:

                                 JORGE DEL CALVO
                          Pillsbury Madison & Sutro LLP
                               2700 Sand Hill Road
                              Menlo Park, CA 94025
                                 ---------------

                         CALCULATION OF REGISTRATION FEE
=======================================================================================================================
                                                               PROPOSED          PROPOSED
                                                                MAXIMUM           MAXIMUM
TITLE OF EACH CLASS OF SECURITIES         AMOUNT TO BE      OFFERING PRICE       AGGREGATE          AMOUNT OF
         TO BE REGISTERED                REGISTERED (1)        PER SHARE      OFFERING PRICE    REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value..........  4,000,000 shares       $1.75(2)        $7,000.00(2)         $2,121.21
=======================================================================================================================

(1) Includes up to a maximum of 4,000,000 shares of Common Stock, issuable upon conversion of or otherwise with respect to the Registrant's 5%
       Series B Convertible Redeemable Preferred Stock.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based upon the average of the high and low sales prices of the Company's Common Stock on the Nasdaq National Market on August 20, 1997.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+    The information contained herein is subject to completion or              +
+    amendment. A registration statement relating to these securities          +
+    has been filed with the Securities and Exchange Commission. These         +
+    securities may not be sold nor may offers to buy be accepted              +
+    prior to the time the registration statement becomes effective.           +
+    This prospectus shall not constitute an offer to sell or the              +
+    solicitation of any offer to buy nor shall there be any sale of           +
+    these securities in any State in which such offer, solicitation           +
+    or sale would be unlawful prior to registration or qualification          +
+    under the securities laws of any such State.                              +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

             SUBJECT TO COMPLETION, DATED AUGUST 22, 1997

PROSPECTUS
----------

                       PARADIGM TECHNOLOGY, INC.

                   4,000,000 Shares of Common Stock

                            --------------

        This Prospectus covers 4,000,000 shares (the "Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of Paradigm Technology, Inc. ("Paradigm" or the "Company") offered for the account of certain stockholders of the Company (the "Selling Stockholders").

        The Shares offered hereby by the Selling Stockholders consist of up to a maximum of 4,000,000 shares of Common Stock issuable upon conversion of the Company's 5% Series B Convertible Redeemable Preferred Stock (the "Series B Preferred Stock"). For purposes of determining the number of Shares to be offered by such Selling Stockholder for this Prospectus, the number of shares of Common Stock calculated to be issuable upon conversion of the Series B Preferred Stock is based on an extremely low conversion price as required by the Stock Purchase Agreement with Lyford Ltd. Such conversion price is used merely for the purposes of setting forth a number for this Prospectus and is less than the average closing bid price over the five consecutive trading days preceding August 20, 1997 which was $1.65625. The number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock is subject to adjustment depending on the date of the conversion thereof and could be materially less or more than such estimated amount depending on factors which cannot be predicted by the Company including, among other things, the future market price of the Common Stock. See "The Company--Recent Developments--Sale of Preferred Stock" and "Risk Factors--Potential Volatility of Stock Price."

        The Shares may be offered by the Selling Stockholders from time to time in transactions (which may include block transactions) on the Nasdaq SmallCap Market, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. The Company has agreed to bear all expenses of registration of the Shares, but all selling and other expenses incurred by a Selling Stockholder will be borne by that Selling Stockholder.

        The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Selling Stockholders" and "Plan of Distribution."

        The Common Stock, formerly traded on the Nasdaq National Market until August 22, 1997, is now traded on the Nasdaq SmallCap Market under the symbol "PRDM." On August 20, 1997, the last reported sale price of the Common Stock reported on the Nasdaq National Market was $1.625 per share.
                            ---------------

    THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                SEE "RISK FACTORS" BEGINNING ON PAGE 7
                            ---------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION,
      NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
           SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
            ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ---------------

        NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

            The date of this Prospectus is __________, 1997

                           TABLE OF CONTENTS

                                                                           Page

AVAILABLE INFORMATION......................................................  2
DOCUMENTS INCORPORATED BY REFERENCE........................................  3
THE COMPANY................................................................  4
RISK FACTORS...............................................................  7
PRICE RANGE OF COMMON STOCK................................................ 15
USE OF PROCEEDS............................................................ 15
SELLING STOCKHOLDERS....................................................... 16
PLAN OF DISTRIBUTION....................................................... 16
LEGAL MATTERS.............................................................. 17
EXPERTS.................................................................... 17


                         AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C., as well as the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, and 7 World Trade Center, Suite 1300, New York, New York. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy and information statements, and other information that are filed through the Commission's Electronic Data Gathering, Analysis and Retrieval System. This Web site can be accessed at http://www.sec.gov. The Common Stock of the Company is quoted on the Nasdaq SmallCap Market. Reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

        The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, including all exhibits thereto, may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission described above.

                  DOCUMENTS INCORPORATED BY REFERENCE


        The following documents previously filed with the Commission are hereby incorporated by reference into this Prospectus:

        (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1996, as amended by Form 10-K/A Amendment No. 1 filed on April 23, 1997 and as amended by Form 10-K/A Amendment No. 2 filed on April 30, 1997*;

        (2) the Company's Current Report on Form 8-K, dated February 5, 1997 and filed with the Commission on February 6, 1997;

        (3) the Company's Quarterly Report on Form 10-Q for the quarterly period ending March 31, 1997;

        (4) the Company's Current Report on Form 8-K, dated June 11, 1997 and filed with the Commission on June 12, 1997, as amended by Form 8-K/A Amendment No. 1 filed with the Commission on June 19, 1997;

        (5) the Company's Current Report on Form 8-K, filed with the Commission on July 30, 1997;

        (6) the Company's Quarterly Report on Form 10-Q for the quarterly period ending June 30, 1997, as amended by Form 10-Q/A Amendment No. 1 filed with the Commission on August 14, 1997;

        (7) the Company's Current Report on Form 8-K, dated August 21, 1997 and filed with the Commission on August 22, 1997; and

        (8) the Company's Registration Statement on Form 8-A registering the Common Stock under Section 12(g) of the Exchange Act.

        All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering to which this Prospectus relates shall be deemed to be incorporated by reference into this Prospectus and to be part of this Prospectus from the date of filing thereof.

        Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, in its unmodified form, to constitute a part of this Prospectus or such Registration Statement. The Company will provide without charge to each person to whom a copy of the Prospectus has been delivered, and who makes a written or oral request, a copy of any and all of the foregoing documents incorporated by reference in the Registration Statement (other than exhibits unless such exhibits are specifically incorporated by reference into such documents). Requests should be submitted in writing or by telephone to Paradigm Technology, Inc., 694 Tasman Drive, Milpitas, California 95035, telephone (408) 954-0500.

--------
* The financial statements included in the Company's Annual Report on Form 10-K/A Amendment No. 1 has been amended by the Company's Current Report on Form 8-K, dated August 21, 1997, filed with the Commission on August 22, 1997, which has also been incorporated herein by reference.

                                   THE COMPANY


        Paradigm Technology, Inc. ("Paradigm" or the "Company") designs and markets high speed, high density static random access memory ("SRAM") semiconductor devices to meet the needs of advanced telecommunications devices, networks, workstations, high performance PCs, advanced modems and complex military/aerospace applications. The Company focuses on high performance, 10 nanosecond ("ns") and faster SRAMs. For the year ended December 31, 1996, 10ns and faster SRAMs accounted for approximately 36% of the Company's sales. Paradigm believes its proprietary Complimentary Metal Oxide Semiconductor ("CMOS") process and design technologies enable it to offer SRAMs with high speeds and small die sizes. Using a combination of innovative process architecture and design know-how, the Company was one of the first companies to introduce high speed CMOS SRAMs for three successive generations of product densities: 256 kilobit ("K"), one megabit ("M"), and 4M. Paradigm's customers include Hughes Network Systems, Motorola and US Robotics.

RECENT DEVELOPMENTS

        The Company's recent operating results have consumed substantial amounts of cash and have generated an aggregate net loss for the period from January 1, 1997 through June 30, 1997 of $3,707,000. During this period, the Company has continued to experience a downward trend in product pricing which has contributed to the poor operating results. In January 1997, the Company completed the private placement of Series A Convertible Preferred Stock for net proceeds of approximately $1,880,000 and in July 1997, the Company completed the private placement of Series B Convertible Preferred Stock for net proceeds of approximately $1,870,000. Management believes that these cash infusions will be sufficient to meet the Company's projected working capital and other operating cash requirements through at least the end of 1997. Also, during the period from May 9, 1997 through July 7, 1997, the Company converted into Common Stock the maximum number of shares of Series A Convertible Preferred Stock allowed without obtaining stockholder approval for the issuance of additional shares of Common Stock upon conversion of the Series A Convertible Preferred Stock. The number of preferred shares converted was significantly less than anticipated (and, therefore, the number of common shares issued upon conversion was significantly greater than anticipated) due to the low price of the Company's Common Stock during the period just prior to conversion. Without obtaining stockholder approval to allow the Company to issue additional shares of its Common Stock upon conversion of the remaining outstanding shares of Series A Convertible Preferred Stock, the Company will be required to redeem such stock for cash in the amount of approximately $1,200,000, which would cause an adverse affect on the Company's liquidity. Should continued product pricing pressures or delayed acceptance of the Company's new products continue to adversely affect the Company's operating results, or if the Company does not obtain stockholder approval to issue Common Stock upon conversion of the remaining shares of Series A Convertible Preferred Stock rather than redeem such stock for cash, the Company will have to pursue alternative financing opportunities. Management has taken several steps to help ensure that adequate cash resources will continue to be available to the Company. Among these steps are further planned reductions in operating expenses, the proposed sale of additional equity securities and the proposed conversion of certain trade payables to equity. In addition, a special stockholders' meeting has been scheduled for September 19, 1997 to approve the issuance of the additional Common Stock, among other matters.

        As a result of these changes in circumstances, the Company's independent accountants' reissued report on the Company's December 31, 1996 financial statements includes an explanatory paragraph indicating that these matters raise a substantial doubt about the Company's ability to continue as a going concern.

        LISTING OF THE COMPANY'S COMMON STOCK. Prior to August 22, the Company's Common Stock was listed on The Nasdaq National Market (the "NNM"). In order for continued listing on the NNM, however, the Company was required to maintain (1) $4,000,000 in net tangible assets because it has sustained losses from continuing operations and/or net losses in three of its four most recent fiscal years, (2) a $200,000 market value of the public float, (3) $1,000,000 in total capital and surplus, (4) a minimum bid price of $1.00 per share and (5) two marketmakers. As of June 30, 1997, the Company was not in compliance with items
(1) and (4) above.

        On July 15, 1997, The Nasdaq Stock Market ("Nasdaq") staff notified the Company of a bid price deficiency and provided a ninety-day grace period within which to regain compliance with this requirement. On August 8, 1997, Nasdaq, based on a review of the Company's trading history from July 8 to the present, indicated that the Company had regained compliance with the minimum closing bid price requirement of $1.00. On August 20, 1997, Nasdaq informed the Company that due to its failure to comply with the terms of the qualifications exception granted to the Company, the Company's Common Stock would be removed from the NNM and listed on The Nasdaq SmallCap Market (the "NSCM") effective August 22, 1997, pursuant to a waiver to the initial inclusion bid price requirement. The Company is in the process of appealing this decision.

        On August 22, 1997, the Company announced that effective August 22, 1997, the Company's Common Stock, formerly listed on the NNM, would be listed on the NSCM, pursuant to a waiver to the initial inclusion bid price requirement. The Company's continued listing on the NSCM is contingent upon the Company meeting certain conditions. In order to continue to be listed on the NSCM, however, the Company must maintain a $200,000 market value of the public float and $1,000,000 in total equity. In addition, continued inclusion on the NSCM requires two market-makers and a minimum bid price of $1.00 per share. If the Company fails to meet these maintenance criteria, it may result in the delisting of the Company's securities from Nasdaq, and trading, if any, and the Company's securities would thereafter be conducted in the non-Nasdaq over-the-counter market. If the Company's securities are delisted, an investor could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities. See "Risk Factors--Risks Relating to Low-Priced Stock" and "Risk Factors--Risks Relating to Low-Priced Stock; Possible Effect of "Penny Stock" Rules on Liquidity for the Company's Securities."

        SALE OF PREFERRED STOCK. On January 23, 1997, Paradigm sold a total of 200 shares of 5% Series A Convertible Redeemable Preferred Stock (the "Series A Preferred Stock") in a private placement to Vintage Products, Inc. at a price of $10,000 per share, for total proceeds (net of payments to third parties) of approximately $1,880,000. The Preferred Stock is convertible at the option of the holder into the number of fully paid and nonassessable shares of Common Stock as is determined by dividing (A) the sum of (1) $10,000 plus (2) the amount of all accrued but unpaid or accumulated dividends on the shares of Series A Preferred Stock being converted by (B) the Conversion Price in effect at the time of conversion. The "Conversion Price" is equal to the lower of (i) $2.25 or (ii) eighty-two percent (82%) of the average closing bid price of a share of Common Stock as quoted on the Nasdaq National Market over the five (5) consecutive trading days immediately preceding the date of notice of conversion of the Series A Preferred Stock. The Company is not required to issue shares of Common Stock equal to or greater than twenty percent (20%) of the Common Stock outstanding on the date of the initial issuance of the Series A Preferred Stock. At the time of the initial issuance of the Series A Preferred Stock, the Company had outstanding 7,243,154 shares of Common Stock, twenty percent of which equaled approximately 1,448,631 shares.

        To date, the holders of the Series A Preferred Stock have converted 103 shares of Series A Preferred Stock into 1,439,620 shares of the Company's Common Stock. As a result of these conversions, the Company has converted the maximum number of shares of Series A Preferred Stock allowed without obtaining stockholder approval for the issuance of additional shares of Common Stock upon conversion of the Series A Preferred Stock. Without obtaining stockholder approval to allow the Company to issue the additional shares of Common Stock, the Company will be required to redeem such shares for cash of approximately $1.2 million. A special stockholders' meeting has been scheduled for September 19, 1997 to obtain such approval.

        On July 22, 1997, Paradigm sold a total of 200 Shares of 5% Series B Convertible Redeemable Preferred Stock (the "Series B Preferred Stock") in a private placement to Lyford Ltd. ("Lyford") at a price of $10,000 per share, for total proceeds (net of payments to third parties) of approximately $1,870,000. The Series B Preferred Stock is convertible at the option of the holder into the number of fully paid and non-assessable shares of Common Stock as is determined by dividing (A) the sum of (1) $10,000 plus (2) the amount of all accrued but unpaid or accumulated dividends on the shares of Series B Preferred Stock being converted by (B) the Conversion Price in effect at the time of conversion. The "Conversion Price" is equal to the lower of (i) $1.375 or (ii) eighty-two percent (82%) of the average closing bid price of a share of Common Stock as quoted on the Nasdaq National Market over the five (5) consecutive trading days immediately preceding the date of notice of conversion of the Series B Preferred Stock.

        A portion of the Series B Preferred Stock may be mandatorily redeemable for cash to the extent that the number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock is in excess of 20% of the Common Stock outstanding on the date of the original issuance of the Series B Preferred Stock. Those "excess" preferred shares, and only those "excess" preferred shares, are redeemable for cash for $12,190 per preferred share. The Company is required to register the maximum number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock. The Company is not required to issue shares of Common Stock equal to or greater than twenty percent (20%) of the Common Stock outstanding on the date of the initial issuance of the Series B Preferred Stock. At the time of the initial issuance of the Series B Preferred Stock, the Company had outstanding 8,717,885 shares of Common Stock, twenty percent of which equaled approximately 1,743,577 shares. The Company has the option of seeking stockholder approval for the issuance of shares in excess of 1,743,577 shares, seeking Nasdaq National Market approval for the issuance of shares in excess of 1,743,577 shares or redeeming the shares in excess of 1,743,577 shares. A special stockholders' meeting has been scheduled for September 19, 1997 to obtain approval to eliminate the restriction on the number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock.

        The shares offered hereby by Lyford consist of a maximum of 4,000,000 shares of Common Stock issuable upon conversion of the Series B Preferred Stock. For purposes of determining the number of shares to be offered by Lyford for this Prospectus, the number of shares of Common Stock calculated to be issuable upon conversion of the Preferred Stock is based on an extremely low conversion price as required by the Stock Purchase Agreement with Lyford. Such conversion price is used merely for the purposes of setting forth a number for this Prospectus and is less than the average closing bid price over the five consecutive trading days preceding August 20, 1997 which was $1.65625. The number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock is subject to adjustment depending on the date of the conversion thereof and could be materially less or more than such estimated amount depending on factors which cannot be predicted by the Company including, among other things, the future market price of the Common Stock. See "Risk Factors--Potential Volatility of Stock Price."

        The Company was incorporated in California in 1987 and reincorporated in Delaware in 1995. The Company's executive offices are located at 694 Tasman Drive, Milpitas, California 95035 and its telephone number is (408) 954-0500.

        WHEN USED IN THIS PROSPECTUS, THE WORDS "EXPECTS," "ANTICIPATES," "ESTIMATES" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS, WHICH INCLUDE STATEMENTS CONTAINED IN "RISK FACTORS" CONCERNING THE TIMING OF AVAILABILITY AND FUNCTIONALITY OF PRODUCTS UNDER DEVELOPMENT, PRODUCT MIX, TRENDS IN AVERAGE SELLING PRICES, THE PERCENTAGE OF EXPORT SALES AND SALES TO STRATEGIC CUSTOMERS, THE ADOPTION OR RETENTION OF INDUSTRY STANDARDS, AND THE AVAILABILITY AND COST OF PRODUCTS FROM THE COMPANY'S SUPPLIERS, ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS, THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. THESE FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE OF THIS PROSPECTUS. THE COMPANY EXPRESSLY DISCLAIMS ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENT CONTAINED HEREIN TO REFLECT ANY CHANGE IN THE COMPANY'S EXPECTATIONS WITH REGARD THERETO OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED.


                                  RISK FACTORS

        THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY.

        UNCERTAINTY OF FUTURE PROFITABILITY; NEED FOR ADDITIONAL FUNDS. The Company's recent operating results have consumed substantial amounts of cash. The Company believes that cash flow from operations and other existing and potential sources of liquidity will be sufficient to meet its projected working capital and other operating cash requirements through at least the remainder of 1997. However, there can be no assurance that the Company will not need additional capital and if so, that such capital can be successfully obtained on the terms acceptable to the Company or at all. The sale or issuance of additional equity or convertible debt securities could result in additional dilution to the Company's stockholders. There can be no assurance that additional financing, if required, will be available when needed or, if available, will be on terms acceptable to the Company.

        Also, during the period from May 9, 1997 through July 7, 1997, the Company converted into Common Stock the maximum number of shares of Series A Preferred Stock allowed without obtaining stockholder approval for the issuance of additional shares of Common Stock upon conversion of the Series A Preferred Stock. The number of preferred shares converted was significantly less than anticipated (and, therefore, the number of common shares issued upon conversion was significantly greater than anticipated) due to the low price of the Company's Common Stock during the period just prior to conversion. Without obtaining stockholder approval to allow the Company to issue additional shares of its Common Stock upon conversion of the remaining outstanding shares of Series A Preferred Stock, the Company will be required to redeem such stock for cash in the amount of approximately $1,200,000, which would cause an adverse affect on the Company's liquidity. Should product pricing pressures or delayed acceptance of the Company's new products continue to adversely affect the Company's operating results, or if the Company does not obtain stockholder approval to issue Common Stock upon conversion of the remaining shares of Series A Preferred Stock rather than redeem such stock for cash, the Company will have to pursue alternative financing opportunities. Management has taken several steps to help ensure that adequate cash resources will continue to be available to the Company. Among these steps are further planned reductions in operating expenses, the proposed sale of additional equity securities and the proposed conversion of certain trade payables to equity. In addition, a special stockholders' meeting has been scheduled for September 19, 1997 to approve the issuance of the additional Common Stock, among other matters.

        CONTINUING LOSSES AND DOUBTFUL ABILITY TO CONTINUE AS A GOING CONCERN. As a result of the Company's recent operating results consuming substantial amounts of cash, and the fact that the Company may be required to redeem the Series A Preferred Stock, the Company's independent accountants' reissued report on the Company's December 31, 1996 financial statements includes an explanatory paragraph indicating that these matters raise a substantial doubt about the Company's ability to continue as a going concern. The Company is seeking stockholder approval to eliminate the restriction on the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock and is seeking to raise additional equity. However, there can be no assurance that the Company's efforts will be successful.

        DILUTION OF COMMON STOCK. If stockholders approve the elimination on the number of shares of Common Stock to be issued upon conversion of the Series A Preferred Stock and Series B Preferred Stock (collectively, the "Preferred Stock") and if the Company's Common Stock declines in price, the issuance of additional shares of Common Stock upon conversion of the Preferred Stock might have a dilutive effect on the Common Stock outstanding prior to such issuances. There can be no assurance that the Company's Common Stock will not be diluted as a result of conversion of the Preferred Stock.

        FLUCTUATIONS IN QUARTERLY RESULTS. The Company has experienced significant quarterly fluctuations in operating results and anticipates that these fluctuations will continue. These fluctuations have been caused by a number of factors, including changes in manufacturing yields by contracted manufacturers, changes in the mix of products sold, the timing of new product introductions by the Company or its competitors, cancellation or delays of purchases of the Company's products, the gain or loss of significant customers, the cyclical nature of the semiconductor industry and the consequent fluctuations in customer demand for the Company's devices and the products into which they are incorporated, and competitive pressures on prices. A decline in demand in the markets served by the Company, lack of success in developing new markets or new products, or increased research and development expenses relating to new product introductions could have a material adverse effect on the Company. Moreover, because the Company sets spending levels in advance of each quarter based, in part, on expectations of product orders and shipments during that quarter, a shortfall in revenue in any particular quarter as compared to the Company's plan could have a material adverse effect on the Company. Beginning in late 1995 and continuing into 1996 and 1997, the market for certain SRAM devices experienced a significant excess supply relative to demand, which resulted in a significant downward trend in prices. The market for the Company's products could continue to experience a downward trend in pricing which could adversely affect the Company's operating results. The Company's ability to maintain or increase revenues in light of the current downward trend in product prices will be highly dependent upon its ability to increase unit sales volumes of existing products and to introduce and sell new products in quantities sufficient to compensate for the anticipated declines in average selling prices of existing products. Declining average selling prices will also adversely affect the Company's gross margins unless the Company is able to reduce its costs per unit to offset such declines. There can be no assurance that the Company will be able to increase unit sales volumes, introduce and sell new products, or reduce its costs per unit.

        RISKS RELATING TO LOW-PRICED STOCKS. Prior to August 22, 1997, the Company's Common Stock was listed on The Nasdaq National Market (the "NNM"). For continued listing on the NNM, however, the Company was required to maintain (1) $4,000,000 in net tangible assets because it has sustained losses from continuing operations and/or net losses in three of its four most recent fiscal years, (2) a $200,000 market value of the public float, (3) $1,000,000 in total capital and surplus, (4) a minimum bid price of $1.00 per share and (5) two market-makers. As of June 30, 1997, the Company was not in compliance with items
(1) and (4) above.

        On July 15, 1997, The Nasdaq Stock Market ("Nasdaq") staff notified the Company of a bid price deficiency and provided a ninety-day grace period within which to regain compliance with this requirement. On August 8, 1997, Nasdaq, based on a review of the Company's trading history from July 8 to the present, indicated that the Company had regained compliance with the minimum closing bid price requirement of $1.00. On August 20, 1997, Nasdaq informed the Company that due to its failure to comply with the terms of the qualifications exception granted to the Company, the Company's Common Stock would be removed from the NNM and listed on The Nasdaq SmallCap Market (the "NSCM") effective August 22, 1997, pursuant to a waiver to the initial inclusion bid price requirement. The Company is in the process of appealing this decision.

        On August 22, 1997, the Company announced that effective August 22, 1997, the Company's Common Stock, formerly listed on the NNM, would be listed on the NSCM, pursuant to a waiver to the initial inclusion bid price requirement. The Company's continued listing on the NSCM is contingent upon the Company meeting certain conditions. In order to continue to be listed on the NSCM, however, the Company must maintain a $200,000 market value of the public float and $1,000,000 in total equity. In addition, continued inclusion on the NSCM requires two market-makers and a minimum bid price of $1.00 per share. If the Company fails to meet these maintenance criteria, it may result in the delisting of the Company's securities from Nasdaq, and trading, if any, and the Company's securities would thereafter be conducted in the non-Nasdaq over-the-counter market. If the Company's securities are delisted, an investor could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities. In addition, if the Common Stock were to become delisted from trading on Nasdaq and the trading price of the Common Stock were to remain below $5.00 per share, trading in the Common Stock would also be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions). See "--Risks Relating to Low-Priced Stock; Possible Effect of "Penny Stock" Rules on Liquidity for the Company's Securities."

        RISKS RELATING TO LOW-PRICED STOCK; POSSIBLE EFFECT OF "PENNY STOCK" RULES ON LIQUIDITY FOR THE COMPANY'S SECURITIES. If the Company's securities were not listed on a national securities exchange nor listed on a qualified automated quotation system, they may become subject to Rule 15g-9 under the Exchange Act, which imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and "accredited investors" (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000 or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, such Rule may affect the ability of broker-dealers to sell the Company's securities and may affect the ability of purchasers to sell any of the Company's securities in the secondary market.

        The Securities and Exchange Commission (the "Commission") has adopted regulations that define a "penny stock" to be any equity security that has a market price (as therein defined) of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the Commission relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

        The foregoing required penny stock restrictions will not apply to the Company's securities if the Company meets certain minimum net tangible assets or average revenue criteria. There can be no assurance that the Company's securities will qualify for exemption from the penny stock restrictions. In any event, even if the Company's securities were exempt from such restrictions, the Company would remain subject to Section 15(b)(6) of the Exchange Act, which gives the Commission the authority to restrict any person from participating in a distribution of penny stock, if the Commission finds that such a restriction would be in the public interest.

        If the Company's securities were subject to the rules on penny stocks, the market liquidity for the Company's securities could be materially adversely affected.

        DEPENDENCE ON NEW PRODUCTS AND TECHNOLOGIES. The market for the Company's products is characterized by rapidly changing technology, short product life cycles, cyclical oversupply and rapid price erosion. Average selling prices for many of the Company's products have generally decreased over the products' life cycles in the past and are expected to decrease in the future. Accordingly, the Company's future success will depend, in part, on its ability to develop and introduce on a timely basis new products and enhanced versions of its existing products which incorporate advanced features and command higher prices. The success of new product introductions and enhancements to existing products depends on several factors, including the Company's ability to develop and implement new product designs, achievement of acceptable production yields, and market acceptance of customers' end products. In the past, the Company has experienced delays in the development of certain new and enhanced products. Based upon the increasing complexity of both modified versions of existing products and planned new products, such delays could occur again in the future. Further, the cost of development can be significant and is difficult to forecast. In addition, there can be no assurance that any new or enhanced products will achieve or maintain market acceptance. If the Company is unable to design, develop and introduce competitive products or to develop new or modified designs on a timely basis, the Company's operating results will be materially adversely affected.

        DEPENDENCE ON FOUNDRIES AND OTHER THIRD PARTIES. On November 15, 1996, the Company sold its Fab to Orbit. Following the sale of the Fab, the Company and Orbit entered into a Wafer Manufacturing Agreement (the "Orbit Agreement"). Per the Orbit Agreement, Orbit contracted to supply a quantity of wafers to the Company over a specified period of time to offset Orbit's payment obligations against the two promissory notes delivered in connection with the sale. At June 30, 1997, the Company completed its contractual obligations to purchase wafers under the first note. In July 1997, the Company negotiated a payment of the second promissory note. As part of the agreement, the Company allowed Orbit to retain a portion of the note amount for repairs on equipment purchased as part of the sale of the Fab and for other matters. As of July 31, 1997, the second note has been fully paid.

        The Company is also in the process of seeking wafer supply from other offshore foundries, and anticipates that it will conduct business with other foundries by delivering written purchase orders specifying the particular product ordered, quantity, price, delivery date and shipping terms and, therefore, such foundries will not be obligated to supply products to the Company for any specific period, in any specific quantity or at any specified price, except as may be provided in a particular purchase order. Reliance on outside foundries involves several risks, including constraints or delays in timely delivery of the Company's products, reduced control over delivery schedules, quality assurance, potential costs and loss of production due to seismic activity, weather conditions and other factors. To the extent a foundry terminates its relationship with the Company, or should the Company's supply from a foundry be interrupted or terminated for any other reason, the Company may not have a sufficient amount of time to replace the supply of products manufactured by the foundry. Should the Company be unable to obtain a sufficient supply of products to enable it to meet demand, it could be required to allocate available supply of its products among its customers. Until recently, there has been a worldwide shortage of advanced process technology foundry capacity and there can be no assurance that the Company will obtain sufficient foundry capacity to meet customer demand in the future, particularly if that demand should increase. The Company is continuously evaluating potential new sources of supply. However, the qualification process and the production ramp-up for additional foundries could take longer than anticipated, and there can be no assurance that such sources will be able or willing to satisfy the Company's requirements on a timely basis or at acceptable quality or per unit prices.

        Constraints or delays in the supply of the Company's products, whether because of capacity constraints, unexpected disruptions at the current or future foundries or assembly houses, delays in obtaining additional production at the existing foundry or in obtaining production from new foundries, shortages of raw materials, or other reasons, could result in the loss of customers and other material adverse effects on the Company's operating results, including effects that may result should the Company be forced to purchase products from higher cost foundries or pay expediting charges to obtain additional supply.

        SEMICONDUCTOR INDUSTRY; SRAM MARKET. The semiconductor industry is highly cyclical and has been subject to significant economic downturns at various times, characterized by diminished product demand, production overcapacity and accelerated erosion of average selling prices. During 1996 and so far in 1997, the market for certain SRAM devices experienced an excess supply relative to demand which resulted in a significant downward trend in prices. The Company expects to continue to experience a downward trend in pricing which could adversely affect the Company's operating margins. The selling prices that the Company is able to command for its products are highly dependent on industry-wide production capacity and demand, and as a consequence the Company could experience rapid erosion in product pricing which is not within the control of the Company and which could adversely effect the Company's operating results. The Company expects that additional SRAM production capacity will become increasingly available in the foreseeable future, and such additional capacity may adversely affect the Company's margins and competitive position. In addition, the Company may experience period-to-period fluctuations in operating results because of general semiconductor industry conditions, overall economic conditions, or other factors. The Company's business is also subject to the risks associated with the imposition of legislation and regulations relating to the import or export of semiconductor products.

        LITIGATION. On August 12, 1996, a securities class action lawsuit was filed in Santa Clara County Superior Court against the Company and certain of its officers and directors (the "Paradigm Defendants"). The class alleged by plaintiffs consists of purchasers of the Company's Common Stock from November 20, 1995 to March 22, 1996, inclusive. The complaint alleges negligent misrepresentation, fraud and deceit, breach of fiduciary duty, and violations of certain provisions of the California Corporate Securities Law and Civil Code. The plaintiffs seek an unspecified amount of compensatory and punitive damages. Plaintiffs allege, among other things, that the Paradigm Defendants wrongfully represented that the Company would have protection against adverse market conditions in the semiconductor market based on the Company's focus on high speed, high performance semiconductor products. The Paradigm Defendants intend to vigorously defend the action. On September 30, 1996, the Paradigm Defendants filed a demurrer seeking to have plaintiffs' entire complaint dismissed with prejudice. On December 12, 1996, the Court sustained the demurrer as to all of the causes of action except for violation of certain provisions of the California Corporate Securities Law and Civil Code. The Court, however, granted plaintiffs leave to amend the complaint to attempt to cure the defects which caused the Court to sustain the demurrer. Plaintiffs failed to amend within the allotted time. On January 8, 1997, the Paradigm Defendants filed an answer to the complaint denying any liability for the acts and damages alleged by the plaintiffs. Plaintiffs have since served the Paradigm Defendants with discovery requests for production of documents and interrogatories, to which the Paradigm Defendants have responded, with other responses not yet due. Plaintiffs have also subpoenaed documents from various third parties. The Paradigm Defendants have served the plaintiffs with an initial set of discovery requests, to which Plaintiffs have responded. The Paradigm Defendants also took the depositions of the named Plaintiffs on April 9, 1997. Following a hearing on Plaintiffs' motion for class certification on May 20, 1997, the court reset the motion for hearing on September 2, 1997. There can be no assurance that the Company will be successful in such defense. Even if Paradigm is successful in such defense, it may incur substantial legal fees and other expenses related to this claim. If unsuccessful in the defense of any such claim, the Company's business, operating results and cash flows could be materially adversely affected.

        On February 21, 1997, an additional purported class action lawsuit was filed in Santa Clara County Superior Court against the Company and certain of its officers and directors, with causes of action and factual allegations essentially identical to those of the August 12, 1996 class action lawsuit. This second class action is asserted against the same Paradigm Defendants, PaineWebber, Inc. and Smith Barney. The Paradigm Defendants have authorized counsel to acknowledge service which occurred on April 9, 1997. Prior to the hearing on the Paradigm Defendants' demurrer to the initial complaint, Plaintiffs amended their complaint to incorporate factual allegations derived from the May 19, 1997 lawsuit described below. The Paradigm Defendants have filed a demurrer to the amended complaint, which is set for hearing on September 9, 1997. The Paradigm Defendants believe the new class action to be essentially identical to the causes of action and factual allegations as the August 12, 1996 class action. Therefore, the Company believes that such action probably will be subject to the demurrer which the Court sustained in the August 12, 1996 class action as to all causes of action asserted against Michael Gulett and all but one of the causes of action asserted against the remaining Paradigm Defendants. There can be no assurances that the Court will determine that the February 21, 1997 class action will be subject to the demurrer or that the Company will be successful in the defense of the class actions. Even if Paradigm is successful in such defense, it may incur substantial legal fees and other expenses related to this claim. If unsuccessful in the defense of any such claim, the Company's business, operating results and cash flows could be materially adversely affected.

        On May 19, 1997, several former employees of the Company filed an action in Santa Clara County Superior Court. The complaint names as defendants the Company, Michael Gulett, Richard Veldhouse, Dennis McDonald and Chiang Lam. Plaintiffs filed with the complaint a notice that they consider their case related legally and factually to the August 12, 1996 class action lawsuit. The Complaint alleges fraud, breach of fiduciary duty and violations of certain provisions of the California Corporate Securities Law and Civil Code. Plaintiffs allege that they purchased the Company's stock at the allegedly inflated prices and were damaged thereby. The Plaintiffs seek an unspecified amount of compensatory, rescissory and/or punitive damages. Defendants' response to the complaint is due September 12, 1997. There can be no assurance that the Company will be successful in such defense. Even if Paradigm is successful in such defense, it may incur substantial legal fees and other expenses related to this claim. If unsuccessful in the defense of any such claim, the Company's business, operating results and cash flows could be materially adversely affected.

        The Company is involved in various other litigation and potential claims. Due to the inherent uncertainty of litigation, management is not able to reasonably estimate losses that may be incurred in relation to this litigation. However, based on the facts presently known, management believes that the resolution of these matters will not have a material adverse impact on the results of operations or the financial position of the Company.

        PRODUCT AND CUSTOMER CONCENTRATION; DEPENDENCE ON TELECOMMUNICATIONS AND COMPUTER INDUSTRIES. Currently, substantially all of the Company's sales are derived from the sale of SRAM products. Substantially all of the Company's products are incorporated into telecommunications and computer-related products. The telecommunications and computer industries have recently experienced strong unit sales growth, which has increased demand for integrated circuits, including the memory products offered by the Company. However, these industries have from time to time experienced cyclical, depressed business conditions. Such industry downturns have historically resulted in reduced product demand and declining average selling prices. The Company's business and operating results could be materially and adversely affected by a downturn in the telecommunications or computer industries in the future.

        COMPETITION. The semiconductor industry is intensely competitive and is characterized by rapidly changing technology, short product life cycles, cyclical oversupply and rapid price erosion. The Company competes with large domestic and international semiconductor companies, most of which have substantially greater financial, technical, marketing, distribution, and other resources than the Company. The Company's principal competitors in the high performance SRAM market include Motorola and Micron Technology. Other competitors in the SRAM market include Alliance Semiconductor, Cypress Semiconductor, Integrated Device Technology, Integrated Silicon Solution, Samsung and numerous other large and emerging semiconductor companies. In addition, other manufacturers can be expected to enter the high speed, high density SRAM market.

        The ability of the Company to compete successfully depends on elements outside its control, including the rate at which customers incorporate the Company's products into their systems, the success of such customers in selling those systems, the Company's protection of its intellectual property, the number, nature, and success of its competitors and their product introductions, and general market and economic conditions. In addition, the Company's success will depend in large part on its ability to develop, introduce, and manufacture in a timely manner products that compete effectively on the basis of product features (including speed, density, die size, and packaging), availability, quality, reliability, and price, together with other factors including the availability of sufficient manufacturing capacity and the adequacy of production yields. There is no assurance that the Company will be able to compete successfully in the future.

        STRATEGIC RELATIONSHIPS; POTENTIAL COMPETITION. The Company, pursuant to certain licenses of its technology, has entered into strategic relationships with NKK Corporation ("NKK") and Atmel Corporation ("Atmel"). The Company has had a long-standing business relationship with NKK which began in October 1992. The Company, NKK and affiliates of NKK entered into several equity and debt transactions which provided start-up and development funding to the Company. Given the long-standing relationship, the Company and NKK entered into three technology license and development agreements which provide for NKK to supply the Company a specified number of 1M SRAMs for three years. These Agreements provided funding to the Company.

        The Company's business relationship with Atmel began in April 1995 when pursuant to certain agreements, Atmel purchased a substantial number of shares of the Company's capital stock from the Company, certain stockholders of the Company who had been unsecured creditors of the Company as of the reorganization and from the Company's equipment lessors. Atmel also acquired certain warrants to purchase shares of the Company's Common Stock. In 1995, the Company and Atmel entered into a five-year License and Manufacturing Agreement pursuant to which Atmel would provide the capacity to manufacture wafers at its wafer manufacturing facility. The Company entered into such agreement with Atmel because Atmel provided the Company with significant wafer manufacturing capacity when such capacity was in short supply.

        The Company previously licensed the design and process technology for substantially all of its products at such time, including certain of its 256K, 1M and 4M products, to NKK as a source of revenue. The Company has not licensed any of its current products to NKK. In the future, the Company may compete with NKK with respect to all of such products in certain Pacific Rim countries, North America and Europe and, as to certain of its 256K and 1M products, in the rest of the world. In 1995, NKK commenced production of products using the Company's design and process technologies, and therefore may become a more significant competitor of the Company. Paradigm has also licensed to Atmel the right to produce certain of its SRAM products which provided significant wafer manufacturing capacity. As a result, the Company is likely to compete with Atmel with respect to such products. Because Atmel has greater resources than the Company and has foundry capacity, any such competition could adversely affect the Company. To the extent that the Company enters into similar arrangements with other companies, it may compete with such companies as well.

        DEPENDENCE ON PATENTS, LICENSES AND INTELLECTUAL PROPERTY; POTENTIAL LITIGATION. The Company intends to continue to pursue patent, trade secret, and mask work protection for its semiconductor process technologies and designs. To that end, the Company has obtained certain patents and patent licenses and intends to continue to seek patents on its inventions and manufacturing processes, as appropriate. The process of seeking patent protection can be long and expensive, and there is no assurance that patents will be issued from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to the Company. In particular, there can be no assurance that any patents held by the Company will not be challenged, invalidated, or circumvented, or that the rights granted thereunder will provide competitive advantage to the Company. The Company also relies on trade secret protection for its technology, in part through confidentiality agreements with its employees, consultants and third parties. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to or independently developed by others. In addition, the laws of certain territories in which the Company's products are or may be developed, manufactured, or sold may not protect the Company's products and intellectual property rights to the same extent as the laws of the United States.

        There has been substantial litigation regarding patent and other intellectual property rights in the semiconductor industry. In the future, litigation may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company, or to defend the Company against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. The Company has from time to time received, and may in the future receive, communications alleging possible infringement of patents or other intellectual property rights of others. Any such litigation could result in substantial cost to and diversion of effort by the Company, which could have a material adverse effect on the Company. Further, adverse determinations in such litigation could result in the Company's loss of proprietary rights, subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties, or prevent the Company from manufacturing or selling its products, any of which could have a material adverse effect on the Company.

        INTERNATIONAL OPERATIONS. A significant portion of the Company's sales are attributable to sales outside the United States, primarily in Asia and Europe, and the Company expects that international sales will continue to represent a significant portion of its sales. In addition, the Company expects that a significant portion of its products will be manufactured by independent third parties in Asia. Therefore, the Company is subject to the risks of conducting business internationally, and both manufacturing and sales of the Company's products may be adversely affected by political and economic conditions abroad. Protectionist trade legislation in either the United States or foreign countries, such as a change in the current tariff structures, export compliance laws, or other trade policies, could adversely affect the Company's ability to have products manufactured or sell products in foreign markets. The Company cannot predict whether quotas, duties, taxes, or other charges or restrictions will be imposed by the United States, Hong Kong, Japan, Taiwan, or other countries upon the importation or exportation of the Company's products in the future, or what effect any such actions would have on its relationship with NKK or other manufacturing sources, or its general business, financial condition and results of operations. In addition, there can be no assurance that the Company will not be adversely affected by currency fluctuations in the future. The prices for the Company's products are denominated in dollars. Accordingly, any increase in the value of the dollar as compared to currencies in the Company's principal overseas markets would increase the foreign currency-denominated sales prices of the Company's products, which may negatively affect the Company's sales in those markets. The Company has not entered into any agreements or instruments to hedge the risk of foreign currency fluctuations. Currency fluctuations in the future may also increase the manufacturing costs of the Company's products. Although the Company has not to date experienced any material adverse effect on its operations as a result of such international risks, there can be no assurance that such factors will not adversely impact the Company's general business, financial condition and results of operations.

        EMPLOYEES; MANAGEMENT OF GROWTH. The Company's future success will be heavily dependent upon its ability to attract and retain qualified technical, managerial, marketing and financial personnel. The Company has experienced a high degree of turnover in personnel, including at the senior and middle management levels. The competition for such personnel is intense and includes companies with substantially greater financial and other resources to offer such personnel. There can be no assurance that the Company will be able to attract and retain the necessary personnel, or successfully manage its expansion, and any failure to do so could have a material adverse effect on the Company.

        POTENTIAL VOLATILITY OF STOCK PRICE. The trading price of the Company's Common Stock is subject to wide fluctuations in response to variations in operating results of the Company and other semiconductor companies, actual or anticipated announcements of technical innovations or new products by the Company or its competitors, general conditions in the semiconductor industry and the worldwide economy, and other events or factors. The Company's stock traded from a high of $37.25 in August 1995 to a low of $0.68 in June 1997. In addition, the stock market has in the past experienced extreme price and volume fluctuations, particularly affecting the market prices for many high technology companies, and these fluctuations have often been unrelated to the operating performance of the specific companies. These market fluctuations may adversely affect the market price of the Company's Common Stock.

        ANTITAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS. Certain provisions of the Company's Certificate of Incorporation and Bylaws and of Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of the Common Stock. Such provisions may also inhibit fluctuations in the market price of the Common Stock that could result from takeover attempts. In addition, the Board of Directors, without further stockholder approval, may issue Preferred Stock that could have the effect of delaying or preventing a change in control of the Company. The issuance of Preferred Stock could also adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others.

                           PRICE RANGE OF COMMON STOCK

        The Common Stock is traded in the over-the-counter market on the Nasdaq National Market under the symbol "PRDM." The following table sets forth, for the Company's fiscal years indicated, the high and low last sale prices of the Common Stock as reported by the Nasdaq National Market.

                                                          High           Low
                                                          ----           ---
1995
    Second Quarter (from June 28, 1995).........         $23.25        $17.25
    Third Quarter...............................          37.25         22.25
    Fourth Quarter..............................          30.25         12.00

1996
    First Quarter...............................         $19.00         $8.25
    Second Quarter..............................          12.00          6.25
    Third Quarter...............................           7.38          3.88
    Fourth Quarter..............................           5.50          2.06

1997
    First Quarter...............................          $3.00         $1.38
    Second Quarter..............................           1.88           .68
    Third Quarter (through August 20, 1997).....           2.22           .72


        On August 20, 1997, there were approximately 265 holders of record of the Common Stock. See the cover page of this Prospectus for the last sales price of the Common Stock reported on the Nasdaq National Market as of a recent date.

                                 USE OF PROCEEDS

        The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

                              SELLING STOCKHOLDERS

        The following table sets forth certain information as of August 20, 1997 regarding the beneficial ownership of Common Stock by each of the Selling Stockholders and the Shares offered hereby by such Selling Stockholders.

                                                     Shares                                           Shares
                                                  Beneficially              Number of              Beneficially
                                                   Owned Prior               Shares                 Owned After
                                                 to Offering(1)           Being Offered             Offering(1)
                                              -------------------         -------------        -------------------
                                              Number      Percent                              Number      Percent
                                              ------      -------                              ------      -------
     Lyford Ltd.(2)
        28 Hagvura
        Karni-Shomron, Israel............   4,000,000      45.6%           4,000,000             --          --%

-------------

*      Less than 1%.

(1) Information with respect to beneficial ownership is based upon information obtained from the Selling Stockholders.

(2) Represents up to a maximum of 4,000,000 shares of Common Stock issuable upon conversion of the Series B Preferred Stock. For purposes of determining the number of Shares to be offered by Lyford Ltd. for this Prospectus, the number of shares of Common Stock calculated to be issuable upon conversion of the Preferred Stock is based on an extremely low conversion price as required by the Stock Purchase Agreement with Lyford. Such conversion price is used merely for the purposes of setting forth a number for this Prospectus and is less than the average closing bid price over five consecutive trading days preceding August 20, 1997 which was $1.65625. The number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock is subject to adjustment depending on the date of the conversion thereof and could be materially less or more than such estimated amount depending on factors which cannot be predicted by the Company including, among other things, the future market price of the Common Stock. See "The Company--Recent
       Developments--Sale of Preferred Stock" and "Risk Factors--Potential
       Volatility of Stock Price."

       John Garnsford is a director of Lyford who has voting and investment power with respect to the shares of Common Stock held by Lyford.


        Because a Selling Stockholder may offer by this Prospectus all or some part of the Common Stock which he or she holds, no estimate can be given as of the date hereof as to the amount of Common Stock actually to be offered for sale by a Selling Stockholder or as to the amount of Common Stock that will be held by a Selling Stockholder upon the termination of such offering. See "Plan of Distribution."


                              PLAN OF DISTRIBUTION

        Sales of the Shares may be effected by or for the account of the Selling Stockholders from time to time in transactions (which may include block transactions) on The Nasdaq SmallCap Market, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares directly to purchasers, through broker-dealers acting as agents for the Selling Stockholders, or to broker-dealers who may purchase Shares as principals and thereafter sell the Shares from time to time in transactions (which may include block transactions) on The Nasdaq SmallCap Market, in negotiated transactions, through a combination of such methods of sale, or otherwise. In effecting sales, broker-dealers engaged by a Selling Stockholder may arrange for other broker-dealers to participate. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

        The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        The Company has agreed to bear all expenses of registration of the Shares (other than fees and expenses, if any, of counsel or other advisors to the Selling Stockholders). Any commissions, discounts, concessions or other fees, if any, payable to broker-dealers in connection with any sale of the Shares will be borne by the Selling Stockholder selling such Shares.


                                  LEGAL MATTERS

        Certain legal matters with respect to the validity of Common Stock offered hereby are being passed upon for the Company by Pillsbury Madison & Sutro LLP, Menlo Park, California.


                                     EXPERTS

        The financial statements incorporated in this Prospectus by reference to the Current Report on Form 8-K of Paradigm Technology, Inc., dated August 21, 1997 and filed on August 22, 1997, have been so incorporated in reliance on the report (which contains an explanatory paragraph related to the Company's reorganization on June 21, 1994 and which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in
Note 1 to the financial statements) of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the Selling Stockholders. All amounts are estimated except the Securities and Exchange Commission registration fee.

                                                                         Amount
                                                                         ------
SEC registration fee.........................................       $        2,121.21
Accounting fees and expenses.................................               10,000.00
Legal fees and expenses......................................               15,000.00
Miscellaneous fees and expenses..............................                2,878.79
                                                                    -----------------
        Total................................................       $       30,000.00
                                                                    =================


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). Article VII of the Registrant's Amended and Restated Certificate of Incorporation (Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996) provides for indemnification of the Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant has also entered into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.


ITEM 16.  EXHIBITS

          EXHIBIT
          NUMBER                 DESCRIPTION OF DOCUMENT
          -------                -----------------------

             5.1                 Opinion of Pillsbury Madison & Sutro LLP.

            23.1                 Consent of Price Waterhouse LLP.

            23.2 Consent of Pillsbury Madison & Sutro LLP (included in its opinion filed as Exhibit 5.1 to this Registration Statement).

            24.1                 Power of Attorney (see page II-3).

ITEM 17.  UNDERTAKINGS

        Insofar as indemnification for liabilities arising under the Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes:

            (1) To file during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (i) to include any prospectus required by Section 10(a)(3) of the Act;

            (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

            (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

       provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in this Registration Statement.

            (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            (4) That, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, State of California, on August 21, 1997.

                                      PARADIGM TECHNOLOGY, INC.



                                      By           /s/ MICHAEL GULETT
                                        ----------------------------------------
                                                     Michael Gulett
                                          President and Chief Executive Officer


                                POWER OF ATTORNEY

       KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael Gulett and David G. Campbell, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


        Name                          Title                         Date
        ----                          -----                         ----


 /s/ MICHAEL GULETT      President and Chief Executive
-----------------------  Officer (Principal Executive           August 21, 1997
   Michael Gulett        Officer) and Director


/s/ DAVID G. CAMPBELL    Chief Financial Officer (Principal     August 21, 1997
-----------------------  Financial Officer)
  David G. Campbell


 /s/ GEORGE COLLINS      Director                               August 21, 1997
-----------------------
   George Collins


  /s/ JAMES KOCHMAN      Director                               August 21, 1997
-----------------------
    James Kochman

                                  EXHIBIT INDEX



EXHIBIT
NUMBER                 DESCRIPTION OF DOCUMENT
-------                -----------------------

    5.1                Opinion of Pillsbury Madison & Sutro LLP.

   23.1                Consent of Price Waterhouse LLP.

   23.2 Consent of Pillsbury Madison & Sutro LLP (included in its opinion filed as Exhibit 5.1 to this Registration Statement).